
July 2, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re: Vanguard Natural Resources, LLC**
> **Registration Statement on Form S-4**
> **Filed June 16, 2015**
> **File No. 333-204982**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2014 will need to be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

2.   To the extent that comments in our letter to you dated June 29, 2015 apply to this registration statement, please make conforming changes.

Eagle Rock Proposal 1: The Merger Proposal, page 81

3.   Please provide us with copies of the Eagle Rock board books.

The Merger, page 83

Background of the Merger, page 84

4.   Please expand your disclosure to describe the factors that prompted Vanguard's call
        with Eagle Rock on September 22, 2014.

5.   We note that on April 24, 2015 Vanguard delivered its financial projections, which
        included the LRR Energy business, to Eagle Rock. Please clarify whether Eagle
        Rock also received on April 24, 2015 updated financial projections from Vanguard
        which excluded the LRR Energy business.

Recommendation of the Vanguard Board and Its Reasons for the Merger, page 98

6.   We note your disclosure regarding "potential litigation" in your discussion on page 99
        of the factors countervailing recommendation of the merger from your board's
        perspective. Please expand this disclosure to describe the actual litigation relating to
        the merger that you refer to here.

Unaudited Pro Forma Combined Financial Information, page 168

7.   Please revise to present information showing the pro forma impact of your proposed
        merger with LRR Energy exclusive of the pro forma impact of your proposed merger
        with Eagle Rock.

Note 2 – Unaudited Pro Forma Combined Balance Sheet, page 177

8.   Please update your presentation to use the most recent stock price at the time of filing
        your next amendment for determining the value of units to be issued in the proposed
        transactions with Eagle Rock and LRR Energy.

9.   We note that the preliminary purchase price allocations for the planned acquisitions
        result in pro forma goodwill. Please expand your disclosure to provide a qualitative
        description of the factors that make up this goodwill.

10.   Pro forma adjustments (b) and (h) relate to borrowings under your reserve-based
        credit facility to repay outstanding debt balances for Eagle Rock and LRR Energy.
        Please revise your disclosure in light of the recent change to your borrowing base or
        tell us why a revision to your pro forma financial statements is not necessary.

11.   Pro forma adjustments (f) and (l) relate to cash severance payments to be made to
        employees of Eagle Rock and LRR Energy. Please tell us whether contractual

arrangements related to these payments were entered into as part of each of the acquisition agreements.

Note 3 – Pro Forma Adjustments to Unaudited Combined Statements of Operations, page 181

12.   Please expand your disclosure under pro forma adjustments (g) and (p) to explain how the amount of interest expense was determined, including with regard to the interest rate used.

Exhibits

13.   Please file or incorporate by reference your merger agreement with LRR Energy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Douglas V. Getten
        Paul Hastings LLP